**FORM 6-K**



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer**

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Form 6-K dated February 28, 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)



Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X    Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes___    No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Enclosure: Press release regarding Plans for Fintur Restructuring dated February 28, 2002

**TURKCELL**

**FOR IMMEDIATE RELEASE**

## TURKCELL ANNOUNCES PLANS FOR FINTUR RESTRUCTURING

**Istanbul, Turkey, February 28, 2002** – Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today announced that Turkcell, Sonera Holding B.V. and the Cukurova Group, the shareholders of Fintur Holdings B.V. ("Fintur"), today signed a letter of intent in connection with the restructuring of two business divisions of Fintur, the international GSM businesses and the technology businesses. Under Fintur's current shareholder structure the Cukurova Group owns 39.69%, Sonera owns 35.31% and Turkcell owns 25.00%.

As per the subject transaction, Turkcell intends to buy 16.45% of Fintur's international GSM business from the Cukurova Group, increasing its stake in the business to 41.45%. At the same time Sonera intends to buy 23.24% of Fintur's international GSM business from the Cukurova Group increasing its stake in the business to 58.55%. As part of the subject transaction, Turkcell and Sonera intends to sell their entire interest in Fintur's technology businesses to the Cukurova Group.

The net compensation to be paid by Turkcell to the Cukurova Group resulting from these transactions is expected to be no more than $75 million. The finalization of the deal is subject to several factors, including due diligence, relevant fair-value assessments to be done by a third party, as well as regulatory and other necessary approvals and board approvals.

Mr Muzaffer Akpınar, CEO, noted that this transaction would enable Turkcell to focus on its core mobile business. These GSM operations are located in countries with low mobile penetration rates and are leaders in their respective markets, which we believe will provide opportunities for future growth.

The GSM operations under Fintur consists of the following directly or indirectly owned assets: a 51.3% interest in Azercell Telecom B.M. of Azerbaijan; an 83.2% interest in Geocell LLC of Georgia; a 51% interest in GSM Kazakhstan LLP of Kazakhstan; and a 77% interest in Moldcell S.A. of Moldavia. Jointly these operators had approximately 1.1 million customers at the end of 2001. The total population of these countries is approximately 31 million, and currently the companies' networks cover a total population of approximately 22 million.

According to unaudited financial results, Fintur's international's GSM business division's net revenues for the first nine months of 2001 were $126.1 million, a growth of 64% from the same period in 2000.

The technology operations under Fintur consists of the following assets: Topaz Telekomunikasyon Yayincilik Reklamcilik Sanayi ve Ticaret A.S., Mobicom Bilgi Iletisim

Hizmetleri A.S., Superonline Uluslararasi Elektronik Bilgilendirme ve Haberlesme Hizmetleri A.S., European Telecommunication Holding E.T.H. A.G., Verinet Uydu Haberlesme Sanayi ve Ticaret A.S., Digital Platform Iletisim Hizmetleri A.S., Digital Hizmetler Pazarlama A.S. and Fintur Technologies B.V..

www.turkcell.com.tr

## About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 12.2 million postpaid and prepaid customers as of December 31, 2001. Turkcell had revenues of US$1,403.5 million and adjusted EBITDA of US$356.8 million as of September 30, 2001. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants and 98.03% of the towns with more than 5,000 inhabitants as of September 30, 2001. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service.

## For further information please contact:


**Turkcell**

**Investors:**
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

**Media:**
Oksan Atilla Sanon, Corporate Communications
Tel: + 90 212 313 2301
Email: oksan.atilla@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Internet: www.turkcell.com.tr

**Citigate Dewe Rogerson**

**Europe**

Kate Delahunty/Oskar Yasar
Tel: +44 20 7282 2934
Email: kate.delahunty@citigatedr.co.uk
Oskar.yasar@citigatedr.co.uk

**United States**
Victoria Hofstad/Patrick Hughes
Tel: +1 212 688 6840
Email: victoria.hofstadqcitigatedr-ny.com
patrick.hughes@citigatedr-ny.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Turkcell Iletişim Hizmetleri A.S.

Date: February 28, 2002 By: ____________________

EKREM TOKAY

FINANCE DIRECTOR